SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2020

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement with respect to Proposed Adoption of Share Option Scheme, dated January 23, 2020

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	January 24, 2020		By:	/s/ Dong Xin
				Name:	Dong Xin
				Title:	Executive Director, Vice Precedent and Chief Financial Officer
4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED ADOPTION OF SHARE OPTION SCHEME

BACKGROUND

The board of directors of the Company is pleased to announce that it has resolved to propose the adoption of the Share Option Scheme to further improve the governance structure of the Company and to effectively attract, motivate and retain the core backbone employees of the Company. The Scheme is subject to the obtaining of (i) the approval from the SASAC; (ii) the approval from the Shareholders at a general meeting of the Company to be convened in due course; and (iii) the approval from the Stock Exchange for the listing and trading of any Shares to be issued under the share options that may be granted under the Scheme. The Scheme may be amended upon the request from the SASAC and/or Hong Kong regulatory authorities.

As of the date of this announcement, the Company has not granted any share options under the Scheme.

KEY TERMS OF THE SCHEME

A summary of key terms of the Scheme is set out below. Further details of the terms of the Scheme will be set out in a circular to be despatched to the Shareholders in due course.

Purposes:	The purposes of the Scheme are:
	(1)	To further improve the governance structure of the Company, and establish and improve the balance of interests mechanism between employees and Shareholders, investors and the Company;
	(2)	To establish a benefit sharing and risk sharing mechanism among Shareholders, the Company and employees to enhance the Company’s performance and long-term stable development; and
	(3)	To effectively attract, motivate and retain the core backbone employees of the Company to support the Company’s strategic transformation and long-term development.

Effective date of the Scheme:	The date on which the Scheme is approved by the SASAC and approved by the Shareholders at a general meeting.
Effective period of the Scheme:	Ten (10) years from the date of approval of the Scheme by the Shareholders at a general meeting.
Scheme Participants:

Scheme Participants are in principle limited to Directors (excluding independent non-executive Directors) and senior management of the Company, and backbone management, technical and business personnel who have a direct impact on the Company’s operating performance and sustainable development.

Maximum quantity of grant:	(1)

The maximum number of Shares to be issued upon the exercise of the share options granted under the Scheme (and any other schemes) shall not in aggregate exceed 10% of the total share capital of the Company as at the date of approval of the Scheme at a general meeting;

(2)

The number of Shares that may be issued upon the exercise of all granted but outstanding share options under the Scheme (and any other schemes) shall not exceed 30% of the total number of issued Shares at any time; and

(3)

Unless approved at a general meeting, the Shares issued and to be issued upon the exercise of the share options granted to any individual Scheme Participant (including exercised or outstanding share options) during the effective period of the Scheme shall not exceed 1% of the total share capital of the Company.

Exercise price:

The exercise price of the share options shall be determined in accordance with the fair market price principle, with the base day for pricing being the Grant Date. The exercise price shall not be lower than the higher of the following prices:

(1) The closing price of the Shares on the Grant Date; and
(2) The average closing price of the Shares on the five (5) trading days prior to the Grant Date.
Interval of grant:	In principle, upon the fulfilment of the performance conditions for grant, a grant will be conducted every two (2) years.

Grant Date:

Each Grant Date shall be a trading day, and shall be determined by the Board after the relevant grant has been approved by the SASAC and the Scheme has been approved by the Shareholders at a general meeting.

The Board shall not grant share options after becoming aware of inside information until the announcement of the relevant information. In particular, no share options shall be granted within one month before the earlier of the following dates:

	(1)

The date of the Board meeting for the approval of any annual, half-yearly, quarterly and any other interim results of the Company (whether or not required by the Listing Rules) (being such date of the Board meeting as first notified by the Company to the Stock Exchange in accordance with the Listing Rules); and

	(2)

The deadline for the Company to announce its annual or half-yearly results in accordance with the Listing Rules or to announce its quarterly or any other interim results (whether or not required by the Listing Rules),

	until the end of the day of the relevant results announcement.
Restriction period:	No share options shall be exercised within twenty-four (24) months from the Grant Date.
Vesting period:	In respect of each grant, upon satisfaction of the vesting conditions as provided under the Scheme, the share options granted shall be vested in three batches as follows:
		Time when vesting period begins	Time when vesting period ends	Percentage of share options vested
	First batch	The first trading day after twenty-four (24) months from the Grant Date	Ten (10) years from the Grant Date	40%
	Second batch	The first trading day after thirty-six (36) months from the Grant Date	Ten (10) years from the Grant Date	30%
	Third batch	The first trading day after forty-eight (48) months from the Grant Date	Ten (10) years from the Grant Date	30%
Authorisation to the Board:

The Board will seek Shareholders’ approval at a general meeting of the Company to consider the Scheme and authorise the Board to be responsible for the implementation and management of the Scheme, such that the Board shall be the executive management body of the Scheme.

SHAREHOLDERS’ APPROVAL

The Board will propose the Scheme for Shareholders’ approval at a general meeting of the Company to be convened in due course.

The Scheme will only become capable of implementation after obtaining the approval from the SASAC, the approval from the Shareholders at a general meeting, and the approval from the Stock Exchange for the listing and trading of any Shares to be issued under the share options that may be granted under the Scheme. Shareholders and potential investors are advised to exercise caution in dealing in the securities of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the expressions below shall have the following meanings:

“Board”	the board of Directors of the Company
“Company”	China Mobile Limited, a company incorporated in Hong Kong whose Shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange
“Directors”	the directors of the Company
“Grant Date”

a date on which share options are granted to the Scheme Participant(s) by the Board pursuant to the Scheme, as more particularly described in the section headed “Key Terms of the Scheme” of this announcement

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan)
“SASAC”	the State-owned Assets Supervision and Administration Commission of the State Council of the PRC
“Scheme” or “Share Option Scheme”	the share option scheme of the Company as described in this announcement
“Scheme Participant(s)”	the participant(s) to the Scheme as more particularly described in the section headed “Key Terms of the Scheme” of this announcement
“Share(s)”	ordinary share(s) in the issued share capital of the Company
“Shareholder(s)”	holder(s) of Share(s)
“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board

China Mobile Limited

Yang Jie

Chairman

Hong Kong, 23 January 2020

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Wang Yuhang and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.